TERM SHEET (Related to product supplement no. RN-3 dated July 19, 2007 and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Term Sheet No.: 2801	Filed Pursuant To Rule 424(b)(3) File No. 333-132911

$11,648,000

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Lesser Index Annual Review Notes

Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50SM Index due August 10, 2010

(the “Notes”)

General

•

The Notes are designed for investors who seek an early exit prior to maturity at a premium if both the S&P 500 Index and the Dow Jones EURO STOXX 50 Index are at or above their Call Levels on any Review Date. If the Notes are not called, investors are protected against up to a 10% decline of the Lesser Performing Index (as defined below) on the final Review Date but will lose some or all of their principal if either or both Indices decline by more than 10%. Investors should be willing to forgo interest payments and, if either or both Indices decline, be willing to lose some or all of their principal.

•	The first Review Date, and therefore the earliest call date, is August 5, 2008.
•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing August 10, 2010.
•	The Notes will be issued in denominations of $50,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to settle on or about August 1, 2007.

Key Terms

Indices:	The S&P 500® Index and the Dow Jones EURO STOXX 50SM Index (each an “Index” and collectively the “Indices”)
Automatic Call:	If the Index closing level for each Index on any Review Date is greater than or equal to the applicable Call Level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable Review Date and Call Premium.

Call Level:	90% of the Initial Index Level for each Index for the first Review Date. 100% of the Initial Index Level for each Index for the second Review Date (if applicable). 100% of the Initial Index Level for each Index for the final Review Date (if applicable).

Payment if Called:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium (the “Call Premium”) calculated as follows:

•    13.75% x $1,000 if called on the first Review Date

•    27.50% x $1,000 if called on the second Review Date (if applicable)

•    41.25% x $1,000 if called on the final Review Date (if applicable)

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Lesser Performing Index. If the Ending Index Level of neither Index has declined by more than 10% from its respective Initial Index Level, you will receive the principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond 10%, and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (the Lesser Index Return + 10%) x 1.1111]

where the “Lesser Index Return” is the lower of the Index Return for the S&P 500 Index and the Index Return for the Dow Jones EURO STOXX 50 Index.
Assuming the Notes are not called, you will lose some or all of your investment at maturity at an accelerated rate of
1.1111 times losses in excess of the 10% buffer if the Lesser Index Return reflects a decline of more than 10%.

Buffer:	10%

Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

(	Ending Index Level - Initial Index Level	)
Initial Index Level

Initial Index Level:	1458.95 and 4244.58 for the S&P 500 Index and Dow Jones EURO STOXX 50 Index, respectively, the closing level of each Index on July 27, 2007 (the “Pricing Date”).

Ending Index Level:	For each Index, the Index closing level on the final Review Date

Lesser Performing Index:	The Index with the Lesser Index Return

Review Dates†:	August 5, 2008 (first Review Date), August 5, 2009 (second Review Date) and August 5, 2010 (final Review Date)

Maturity Date:	August 10, 2010

CUSIP:	59018YG88

† Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Automatic Call” in the accompanying product supplement no. RN-3.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-3, pages S-3 to S-4 of the MTN prospectus supplement and “ Selected Risk Factors” beginning on page TS-5 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. RN-3 and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$1,000	$11,648,000
Underwriting discount (2)	$20	$232,960
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$980	$11,415,040

(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $980 per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.
(2)	JPMorgan and its affiliates, whom we refer to as JPM, will receive a fee of $20 per $1,000 principal amount of Notes sold at par. JPM will receive a fee of $0 per $1,000 principal amount of discounted Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. RN-3, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan**

The date of this term sheet is July 27, 2007.

**	The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicense.

“Dow Jones” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM.

“STOXXSM” and “EURO STOXXSM” are trademarks of STOXX Limited and have been licensed for use by Merrill Lynch & Co., Inc.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-3 and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. RN-3, dated July 19, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507158271/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable Review Date for a range of movements in the Lesser Performing Index as shown under the column “Index Level.” For purposes of illustration, the following table assumes that the Index with the Lesser Index Return for the entire term of the Notes will be the S&P 500 Index. We make no representation as to which of the Indices will be the Index with the Lesser Index Return for purposes of calculating your return on the Notes on any Review Date or at maturity. The following table includes the Call Level of 1313.06 for the first Review Date (90% of the Initial Index Level), and 1458.95 (the Initial Index Level) for the second and final Review Dates (if applicable) for the Lesser Performing Index. The percentages used to calculate the Call Premium applicable to the first, second, and final Review Dates (as applicable) are 13.75%, 27.50%, and 41.25%, respectively, regardless of the appreciation of the Index with the lesser return, which may be significant. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

Index Level	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2626.11	80.00%	13.75%	27.50%	41.25%
2480.22	70.00%	13.75%	27.50%	41.25%
2334.32	60.00%	13.75%	27.50%	41.25%
2188.43	50.00%	13.75%	27.50%	41.25%
2042.53	40.00%	13.75%	27.50%	41.25%
1896.64	30.00%	13.75%	27.50%	41.25%
1750.74	20.00%	13.75%	27.50%	41.25%
1604.85	10.00%	13.75%	27.50%	41.25%
1531.90	5.00%	13.75%	27.50%	41.25%
1458.95	0.00%	13.75%	27.50%	41.25%
1458.94	-0.001%	13.75%	N/A	0.00%
1386.00	-5.00%	13.75%	N/A	0.00%
1313.06	-10.00%	13.75%	N/A	0.00%
1240.11	-15.00%	N/A	N/A	-5.56%
1167.16	-20.00%	N/A	N/A	-11.11%
1021.27	-30.00%	N/A	N/A	-22.22%
875.37	-40.00%	N/A	N/A	-33.33%
729.48	-50.00%	N/A	N/A	-44.44%
583.58	-60.00%	N/A	N/A	-55.56%
437.69	-70.00%	N/A	N/A	-66.67%
291.79	-80.00%	N/A	N/A	-77.78%
145.90	-90.00%	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	-100.00%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated (based on the same assumption underlying the table above).

Example 1—The level of the Lesser Performing Index decreases from its Initial Index Level of 1458.95 to an Index closing level of 1386.00 on the first Review Date. Because the Index closing level of the Lesser Performing Index on the first Review Date of 1386.00 is greater than the applicable Call Level of 1313.06, the Notes are automatically called, and the investor receives a single payment of $1,137.50 per $1,000 principal amount Note.

Example 2—The level of the Lesser Performing Index decreases from its Initial Index Level of 1458.95 to an Index closing level of 1240.11 on the first Review Date, 1313.06 on the second Review Date and 1313.06 on the final Review Date. Because (a) the Index closing level of the Lesser Performing Index on the first Review Date of 1240.11 is less than the corresponding Call Level of 1313.06 and the Index closing level of the Lesser Performing Index on each of the other Review Dates (1313.06 and 1313.06 ) is less than the corresponding Call Level of 1458.95, and (b) the Ending Index Level of the Lesser Performing Index has not declined by more than 10% from the Initial Index Level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3—The level of the Lesser Performing Index decreases from its Initial Index Level of 1458.95 to an Index closing level of 1240.11 on the first Review Date, 1167.16 on the second Review Date and 1021.27 on the final Review Date. Because (a) the Index closing level of the Lesser Performing Index on the first Review Date of 1240.11 is less than the corresponding Call Level of 1313.06 and the Index closing level of the Lesser Performing Index on each of the other Review Dates (1167.16 and 1021.27 ) is less than the corresponding Call Level of 1458.95, and (b) the Ending Index Level of the Lesser Performing Index is more than 10% below the Initial Index Level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

Appreciation Potential: If the Index closing level of each Index is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of Note of $1,000 plus: (i) 13.75% x $1,000 if called on the first Review Date; (ii) 27.50% x $1,000 if called on the second Review Date (if applicable); (iii) 41.25% x $1,000 if called on the final Review Date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

Potential Early Exit With Appreciation as a Result of Automatic Call Feature: While the original term of the Notes is just over 3 years, the Notes will be called before maturity if the Index closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

Limited Protection Against Loss: If the Notes are not called and neither Ending Index Level declines by no more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10%, for every 1% decline of the Lesser Performing Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Potential for Early Exit and 13.75% Return in Year One, Even if the Index Return for each Index is Negative on the First Review Date: The Call Level for the first Review Date is set at 90% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,137.50 per $1,000 principal amount Note after the first Review Date even if the Index closing level for each Index on the first Review Date reflects a decline of up to 10% from its respective Initial Index Level.

Diversification of the Indices: The return on the Notes is linked to the performance of the Lesser Performing Index of either the S&P 500 Index and the Dow Jones EURO STOXX 50 Index. The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 29, 2007, 424 companies or 85.5% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the “NYSE”); 76 companies or 14.5% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market (the “Nasdaq”); and no companies or 0.0% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange (“AMEX”). Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of June 29, 2007 indicated in parentheses: Consumer Discretionary (10.2%); Consumer Staples (9.3%); Energy (10.8%); Financials (20.9%); Health Care (11.8%); Industrials (11.1%); Information Technology (15.5%); Materials (3.1%); Telecommunication Services (3.7%); and Utilities (3.5%). See “The Indices—The S&P 500 Index” in the accompanying product supplement no. RN-3.

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index. The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index or ML&Co. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and a change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. See “The Indices—The Dow Jones EURO STOXX 50 Index” in the accompanying product supplement no. RN-3.

Tax Treatment: You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-3 and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the level of the Indices for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain United States Federal Income Taxation” in the accompanying product supplement no. RN-3 and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. RN-3 and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the levels of the Indices. Because the levels of the Indices are subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount per unit. If the Notes are not called, you will lose some or all of your investment on the maturity date if the Ending Index Level of the Lesser Performing Index declines from the Initial Index Level by more than the buffer amount.

Your return on the Notes at maturity is linked to the Lesser Performing Index

You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are above their respective Call Levels on one of the Review Dates and, if the Notes are not called, your return on the Notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the Notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective Call Level on each Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the Notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets during the term of the Notes.

Your return is limited and the Notes are subject to an automatic early call

Your investment in the Notes will result in a gain if the Index closing level of each Index on any Review Date is greater than or equal to its Call Level on the applicable Review Date. This gain will be limited to the Call Premium applicable to the Review Date on which the Notes are called, regardless of the appreciation of either Index, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

Your return will not reflect the return of a direct investment in the stocks included in the Indices

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Indices, and your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Indices and received the dividends paid on those stocks, if any, because the level of each Index is calculated by reference to the prices of the stocks included in each Index without taking into consideration the value of dividends paid on those stocks.

The Index closing level of the Dow Jones EURO STOXX 50 will not be adjusted for changes in exchange rates

The stocks composing the Dow Jones EURO STOXX 50 are traded in currencies other than U.S. dollars. The Notes, which are linked to the Dow Jones EURO STOXX 50, are denominated in U.S. dollars. The amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Dow Jones EURO STOXX 50 are denominated and therefore the return you receive on the Notes may be adversely affected by changes in the relative value of the U.S. dollar and such other currencies.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. RN-3, these factors include changes in (i) the level of the Indices, (ii) interest rates, (iii) the volatility of the Indices, (iv) dividend yields on the stocks included in the Indices and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Index closing levels on any Review Date, the Ending Index Level of the Index with the lesser return and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Note and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-3.

Historical Information

The following table sets forth the closing level of the S&P 500 Index at the end of each month in the period from January 2002 through June 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1130.20	855.70	1131.13	1181.27	1280.08	1438.24
February	1106.73	841.15	1144.94	1203.60	1280.66	1406.82
March	1147.39	848.18	1126.21	1180.59	1294.83	1420.86
April	1076.92	916.92	1107.30	1156.85	1310.61	1482.37
May	1067.14	963.59	1120.68	1191.50	1270.09	1530.62
June	989.82	974.50	1140.84	1191.33	1270.20	1503.35
July	911.62	990.31	1101.72	1234.18	1276.66
August	916.07	1008.01	1104.24	1220.33	1303.82
September	815.28	995.97	1114.58	1228.81	1335.85
October	885.76	1050.71	1130.20	1207.01	1377.94
November	936.31	1058.20	1173.82	1249.48	1400.63
December	879.82	1111.92	1211.92	1248.29	1418.30

The following graph sets forth the historical performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index.

The following table sets forth the closing level of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2002 through June 2007. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	3670.26	2248.17	2839.13	2984.59	3691.41	4178.54
February	3624.74	2140.73	2893.18	3058.32	3774.51	4087.12
March	3784.05	2036.86	2787.49	3055.73	3853.74	4181.03
April	3574.23	2324.23	2787.48	2930.10	3839.90	4392.34
May	3425.79	2330.06	2749.62	3076.70	3637.17	4512.65
June	3133.39	2419.51	2811.08	3181.54	3648.92	4489.77
July	2685.79	2519.79	2720.05	3326.51	3691.87
August	2709.29	2556.71	2670.79	3263.78	3808.70
September	2204.39	2395.87	2726.30	3428.51	3899.41
October	2518.99	2575.04	2811.72	3320.15	4004.80
November	2656.85	2630.47	2876.39	3447.07	3987.23
December	2386.41	2760.66	2951.01	3578.93	4119.94

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index presented in the preceding table. Past movements of the Dow Jones EURO STOXX 50 Index are not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes, or $980 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

MLPF&S may use this term sheet and the accompanying general prospectus supplement and prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices.